Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Supervisory Board of
Infineon Technologies AG:
We consent to the use of our reports dated November 15, 2006, with respect to the consolidated balance sheets of Infineon Technologies AG and subsidiaries, as of September 30, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 and the effectiveness of internal control over financial reporting as of September 30 2006, which reports appear in the annual report on Form 20-F of Infineon Technologies AG for the financial year ended September 30, 2006, incorporated by reference in the registration statement on Form S-8.
/s/ KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Munich, Germany
March 19, 2007